UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76152G 100

(CUSIP Number)

Parag Saxena

Vedanta Management, L.P.

250 West 55th Street, Ste 13D

New York, NY 10019

(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates-R, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,656,918
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,656,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,656,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,707,651
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,707,651

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Beta Operators Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,437,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,437,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,364,569
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,364,569

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,364,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%*
14.	Type of Reporting Person (See Instructions) OO

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Parag Saxena
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 884,537
	8.	Shared Voting Power 5,519,880
	9.	Sole Dispositive Power 884,537
	10.	Shared Dispositive Power 5,519,880

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,404,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%*
14.	Type of Reporting Person (See Instructions) IN

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) filed on behalf of Parag Saxena, Vedanta Partners, LLC, Beta Operations Fund, L.P., Vedanta Associates, L.P., and Vedanta Associates-R, L.P. (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2018, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 on January 19, 2021, by Amendment No. 4 on June 3, 2021 and by Amendment No. 5 on September 12, 2022 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 6 relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Amendment No. 6 is hereby incorporated by reference in its entirety into this Item 3.

The source of the funds for acquiring the Pre-Funded Warrants (as defined herein) and the Common Warrants (as defined herein) was the working capital of Vedanta R2 Partners, LP, an investment vehicle managed by certain of the Reporting Persons (“Vedanta R2”), of which Vedanta Associates is the general partner. Vedanta Partners is the general partner of Vedanta Associates and Mr. Saxena is the majority member of Vedanta Partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Mr. Saxena is the Chairman of the Board of Directors of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons acquired the securities set forth in Item 5 for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment opportunity. The Reporting Persons may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Shares of the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Amendment No. 6 is hereby incorporated by reference in its entirety into this Item 3.

(a)	The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 6 are incorporated by reference into this Item 5. The percentages set forth in row 13 of each cover page is based on 27,918,560 outstanding shares of Common Stock as of November 20, 2023, as reported directly by the Issuer to the Reporting Persons.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 6 are incorporated by reference. The shares of Common Stock reported as beneficially owned on this Amendment No. 6 consist of the following:

Beneficial Owner	Shares of Common Stock	Shares Underlying Warrants	Shares Underlying Pre-Funded Warrants		Shares Underlying Options		Total	Percentage of Outstanding(1)
Vedanta Associates-R	931,000	1,212,084	513,834		0		2,656,918	9.0%
Vedanta Associates(2)	498,539	2,380,899	1,383,399		0		3,707,651	11.9%
Beta Operators	399,000	869,565	1,168,815		0		2,437,380	8.1%
Vedanta Partners(3)	1,429,539	2,966,265	1,968,765		0		6,364,569	19.4%
Parag Saxena(4)	2,300,876	2,966,265	1,124,076	(5)	13,200	(6)	6,404,417	19.9	%(5)

(1)	In accordance with Rule 13d-3, the beneficial ownership percentage for each Reporting Person assumes that the warrants and options, if any, held by such Reporting Person have been exercised, and that no other warrants or options have been exercised.

(2)	The securities beneficially owned by Vedanta Associates consists of securities held directly by Vedanta Associates, Beta Operators and Vedanta R2, including 99,539 shares of Common Stock held directly by Vedanta Associates.

(3)	The securities beneficially owned by Vedanta Partners consists of securities held directly by Vedanta Associates-R, Vedanta Associates, Beta Operators and Vedanta R2.

(4)	The securities beneficially owned by Mr. Saxena consists of securities held directly by Vedanta Associates-R, Vedanta Associates, Beta Operators, and Vedanta R2 as well as 871,337 shares of Common Stock held directly by Mr. Saxena.

(5)	The Pre-Funded Warrants and the Common Warrants as well as the pre-funded warrants and the private placement warrants issued on September 8, 2022 (collectively with the Pre-Funded Warrants and the Common Warrants, the “Warrants”) each contain an issuance limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the Warrants (the “Blocker”). Pursuant to the Blocker, Mr. Saxena’s beneficial ownership in the Issuer is currently limited to 19.99%.

(6)

Excludes 8,200 shares of Common Stock underlying options, at an exercise price of $6.04 per share, granted by the Issuer to Mr. Saxena on November 13, 2023 in his capacity as the Chairman of the Board of Directors of the Issuer which are not exercisable within 60 days of the date of this filing.

(c)	Except as disclosed herein, the Reporting Persons have not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.

(d)	Except as otherwise reported herein, no person or entity other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Securities Purchase Agreement; Pre-Funded Warrants; Common Warrants

On November 15, 2023, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several institutional investors and Vedanta R2 (collectively with the institutional investors, the “Purchasers”) in connection with a registered direct offering (the “Offering”) which closed on November 20, 2023 (the “Closing Date”). Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell and issue to Vedanta R2 Pre-Funded Warrants to purchase up to 585,366 shares of Common Stock (the “Pre-Funded Warrants”) and Common Warrants to purchase up to 585,366 shares of Common Stock (the “Common Warrants”) at a combined purchase price of $5.1249 per Pre-Funded Warrant and accompanying Common Warrant for an aggregate purchase price of approximately $3 million. The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per share and will expire when the Pre-Funded Warrants are fully exercised. The Common Warrants are immediately exercisable at an exercise price of $5.00 per share and will expire on November 20, 2028. Each Pre-Funded Warrant and Common Warrant is exercisable into one share of Common Stock of the Issuer, unless the holder, together with certain related parties, would beneficially own in excess of 19.99% (subject to decrease upon notice to the Issuer in accordance with the terms of the Warrant at the discretion of the holder) of the Common Stock outstanding immediately after giving effect to such exercise.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers, indemnification obligations of the Company and the Purchasers, other obligations of the parties and termination provisions. Pursuant to the terms of the Securities Purchase Agreement, the Issuer has agreed to certain restrictions on the issuance and sale of its Common Stock and securities convertible into shares of Common Stock during the 60-day period following the signing of the Securities Purchase Agreement. In addition, the Issuer has agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement) until one year following the signing of the Securities Purchase Agreement; provided that after 60 days following the Closing Date, the entry into and/or issuance of shares in an “at the market” offering with the H.C. Wainwright & Co., LLC shall not be deemed a Variable Rate Transaction.

The foregoing description of the Securities Purchase Agreement, the Pre-Funded Warrants and the Common Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the form of Pre-Funded Warrant and the form of Common Warrant, which are filed as Exhibits 1, 2 and 3 and incorporated herein by reference.

Mr. Saxena, in his capacity as the Chairman of the Board of Directors of the Issuer, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2020 Equity Incentive Plan. Mr. Saxena will serve on the Board of Directors until his successor has been elected and qualified or until the earlier of his resignation or removal.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

1.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 17, 2023)

2.	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 17, 2023)

3.	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on November 17, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 30, 2023

VEDANTA ASSOCIATES-R, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates-R, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA ASSOCIATES, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

BETA OPERATORS FUND, L.P.

By:	Vedanta Associates, L.P., the general partner of Beta Operators Fund, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA PARTNERS, LLC

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

/s/ Parag Saxena
PARAG SAXENA

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).